NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES YEAR END 2009 FINANCIAL AND

OPERATING RESULTS, CONFIRMS MARCH 2010 DISTRIBUTION AND ANNOUNCES

INTENTION TO CONVERT TO CORPORATION

Calgary, AB – March 9, 2010 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its fourth quarter and year end 2009 financial and operating results.  PET’s natural gas price hedging program led the Trust to post strong funds flow for the year ending 2009 despite weak natural gas prices related to high gas storage levels and concerns about new supply. The full text of the Trust’s audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) can be found at www.sedar.com and on PET’s website at www.paramountenergy.com.

PET is also pleased to confirm that its distribution to be paid on April 15, 2010 in respect of income received by PET for the month of March 2010, for Unitholders of record on March 22, 2010, will be $0.05 per Trust Unit.  The ex-distribution date is March 18, 2010. The March 2010 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $13.914 per Trust Unit.

CONVERSION TO CORPORATION

The Board of Directors of Paramount Energy Operating Corp., the Administrator of PET, unanimously approved the conversion of the Trust to a corporation which, subject to approval of PET's Unitholders as well as customary court and regulatory approvals, is anticipated to be completed at the Annual General and Special Meeting of the Trust scheduled for June 17, 2010. The principal reason for the decision to convert from a trust structure to a corporation is the change in Canadian tax law whereby the government will begin imposing taxes on income trusts on January 1, 2011.

Following a thorough analysis of the various strategic alternatives with respect to PET’s structure going forward as well as PET’s current Unitholder base, PET has concluded  that the proposed conversion will provide broadened access to capital markets by putting the constraints of the SIFT structure imposed by the new tax legislation behind us.  In addition, Canadian taxable PET Unitholders will benefit from a more tax effective treatment of their cash dividends following the conversion to a corporate structure.  PET Unitholders will also benefit from a simplified and more efficient corporate structure and under the current legislation the conversion can be structured on a tax deferred basis for Canadian income tax purposes. The details of the conversion will be contained in an information circular which is anticipated to be mailed to unitholders in May 2010.

Following the conversion it is anticipated that a monthly dividend of $0.05 per Trust Unit per month will be paid, consistent with PET’s current distribution policy. Subject to future fluctuations in commodity prices and other operational variables, and potential changes to capital requirements as PET continues to add to and develop the growth-oriented portion of its asset base, PET intends to continue to maintain for the foreseeable future a $0.05 monthly distribution prior and dividend following conversion to a corporation.

The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 ⅔ percent of the votes by Unitholders present in person or by proxy at a meeting of the Trust's Unitholders.

ANNUAL 2009 RESULTS

•

The Trust acquired Profound Energy Inc. (“Profound”) in a two-stage transaction in the second and third quarters of 2009 for a total of $27.5 million in cash, 10.0 million PET Trust Units valued at $32.2 million and $53.3 million in assumed net debt of Profound.

•

Daily average production decreased 13 percent to 157.7 MMcfe/d in 2009 as a result of voluntary well shut-ins, non-core asset dispositions and gas over bitumen shut-ins in the Legend area in combination with natural production declines.  These production impacts were partially offset by the acquisition of the Profound properties in the West Central district and successful capital programs during the year.

•

Funds flow decreased 16 percent to $231.3 million or $1.96 per Trust Unit in 2009 as compared to $275.4 million or $2.47 per Trust Unit for 2008 due primarily to lower realized natural gas prices and decreased production levels, partially offset by lower royalties and operating expenses.

•

PET’s average gas price including financial hedging and physical forward sales (“realized” gas price) decreased 11 percent to $7.27 per Mcfe in 2009 from $8.18 per Mcfe in 2008, as compared to a 50 percent decrease in average AECO gas prices for the year. The Trust continued to execute on its proactive natural gas price risk management strategy in 2009, realizing $166 million in gains on financial instruments and $5.7 million in call option premiums and providing a measure of stability to realized prices and funds flows despite significant volatility in natural gas prices.

•

In response to low natural gas prices during 2009, the Trust voluntarily shut in approximately 35 MMcfe/d of natural gas production in the second and early third quarters, leading to a reduction in full year production volumes of 14.7 MMcfe/d.

•

PET disposed of non-core assets in the Athabasca area and all of its Saskatchewan assets for net proceeds of $26.6 million,  representing approximately 5.2 MMcf/d of daily production and 12.7 Bcfe of proved and probable reserves.

•

Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from the Trust’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcf/d has been shut-in due to the shut in of facilities in the area. As a result of the ERCB order, 12.6 Bcfe of proved reserves related to the Legend property were reclassified to probable by PET’s reserve evaluators. PET believes it is eligible to receive the gas over bitumen financial solution in respect of the production shut-in by the ERCB order, as prescribed by the royalty regulations enacted by the Alberta government (see “Gas over bitumen royalty adjustments” in the MD&A).

•

Exploration and development capital spending totaled $68.2 million in 2009, including a $40 million winter capital program focused on activities in the Trust’s core areas in the Northern district. The remaining capital expenditures were directed towards PET’s year-round access asset base in east central Alberta, drilling activity on Profound lands in the fourth quarter of 2009 and approximately $10.8 million on the preliminary evaluation of the Trust’s gas storage project in the Warwick area within the Southern district. In total 52 wells were drilled (42.2 net) with a 100 percent success rate.

•

In 2009, the Trust added 38.3 Bcfe of proved reserves and 3.8 Bcfe of probable reserves for total reserve additions of 42.1 Bcfe of proved and probable reserves, excluding production. After production of 57.5 Bcfe in 2009, proved and probable reserves decreased 3 percent from 487.1 Bcfe at year end 2008 to 471.6 Bcfe and proved reserves decreased 7 percent to 244.4 Bcfe at year end 2009. Reserve additions largely offsetting production were due to the successful reinvestment of $68.2 million in exploration and development spending programs, representing approximately 29 percent of the Trust’s 2009 funds flow, and acquisitions, net of dispositions, of $103.9 million.

•

Including future development capital and the reclassification of PET’s reserves at Legend, PET realized finding, development and acquisition costs of $4.07 per Mcfe ($24.42 per boe) for proved reserves and $2.41 per Mcfe ($14.46 per boe) for proved and probable reserves in 2009. Excluding changes in future development capital finding, development and acquisition costs for the year totaled $4.48 per Mcfe ($26.88 per boe) for proved reserves and $4.09 per Mcfe ($24.54 per boe) for proved and probable reserves.

•

As a result of funds flows in excess of distributions and capital expenditures and minor non-core property dispositions, PET reduced net bank debt by five percent from $284.8 million at December 31, 2008 to $270.8 million at December 31, 2009. Including PET’s convertible debentures of $230.2 million, total net debt dropped from $520.9 million at December 31, 2008 to $501.0 million at December 31, 2009.

•

PET declared cash distributions of $75.8 million or $0.64 per Trust Unit in 2009, representing 32.8 percent of funds flow for the year. Cumulative distributions from the inception of the Trust to year-end 2009 totaled $1.03 billion ($13.764 per Trust Unit).

•

Net earnings totaled $14.4 million in 2009 as compared to $30.8 million in 2008, as lower funds flows were partially offset by reductions in depletion and future tax expenses compared to prior year.

FOURTH QUARTER 2009 RESULTS

•

Production decreased 16 percent to average 145.9 MMcfe/d as compared to 173.1 MMcfe/d for the fourth quarter of 2008, as lower production due to voluntary production shut-ins, the shut-in of 10.5 MMcf/d of gas production at Legend as a result of a gas over bitumen regulatory shut-in order, non-core asset dispositions in the Northern district and natural production declines were partially offset by new production additions from the Trust’s 2009 capital programs and the Profound acquisition.

•

PET’s realized gas price of $5.87 per Mcfe in the fourth quarter of 2009 was 23 percent lower than the realized gas price for the three months ended December 31, 2009, in contrast to a 38 percent decrease in AECO Monthly Index prices from quarter to quarter.  PET’s realized gas price for the current period was $1.64 per Mcfe higher than the AECO Monthly Index price due to the Trust’s active natural gas price management program.

•

The Trust’s royalty rate of 3.8 percent of revenues was 74 percent less than 2008 and lower than the Trust’s historical royalty rates due to the decreased royalty rates in the current low gas price environments and $20.5 million in realized gains on financial instruments in the fourth quarter of 2009.

•

Cash G&A expenses increased $0.9 million from the fourth quarter of 2008, due to lower overhead recoveries as a result of decreased operating and capital expenditures as compared to the prior period.

•

Operating costs decreased $7.3 million due to lower production volumes and a company focus on the reduction of operating costs.  Fourth quarter 2009 unit-of-production basis operating costs declined 15 percent to $1.41 per Mcfe.

•

Funds flow decreased $22.1 million to $39.4 million for the fourth quarter of 2009 as lower gas prices combined with a decrease in production and the shut-in of the Trust’s Legend asset, resulting in a 48 percent drop in revenue.  The decrease in revenue was somewhat offset by lower operating costs and royalty expenses.

•

Net loss totaled $11.3 million for the three months ended December 31, 2009, as lower funds flows were offset by gains on property sales of $8.3 million. The 2008 fourth quarter loss included $16.1 million in future tax expense, as compared to a recovery of $0.8 million for the current three-month period.

•

Capital spending totaled $10.1 million for the fourth quarter, including the drilling of 9 wells (8.5 net wells), including two wells in the Southern district, three wells in the West Central district and two wells related to PET’s gas storage project, with a 100 percent success rate.

•

Distributions for the fourth quarter of 2009 totaled $0.15 per Trust Unit, paid on November 16, 2009, December 15, 2009 and January 15, 2010. PET’s payout ratio, which refers to distributions measured as a percentage of funds flow, was 47.7 percent for the quarter.

•

PET finished planning and began the execution of a $32 million 2010 winter exploration and development capital program targeting 15 to 17 MMcfe/d of natural gas production additions through drilling, completion, tie-in and facility projects primarily in the Trust’s Northern and West Central districts.

SUBSEQUENT EVENTS

•

On January 7, 2010 PET closed the acquisition (“Ukalta Acquisition”) of natural gas assets within the Birchwavy West core area for $17.5 million, including a $1.8 million deposit paid in December 2009. As of the acquisition date the assets were producing 6.2 MMcfe/d of natural gas.

•

PET continued to supplement its gas price risk management program in 2010, including the crystallization of approximately $57 million in gains in respect of the Trust’s March to October 2010 hedging portfolio in February and March of 2010. The hedge price on the crystallized volumes for the April to October 2010 period was immediately reset to $4.55 per GJ.

SUMMARY OF RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS	Three months ended December 31			Year ended December 31
($CDN thousands, except volume and per Trust Unit amounts)	2009	2008	% change	2009	2008	% change
FINANCIAL
Revenue (1) (2)	78,852	121,163	(35)	418,323	545,701	(23)
Funds flow (2)	39,409	61,513	(36)	231,347	275,434	(16)
Per Trust Unit (2) (3)	0.32	0.55	(42)	1.96	2.47	(21)
Cash flow provided by operating activities	36,446	69,179	(47)	228,352	259,764	(12)
Per Trust Unit (3)	0.29	0.61	(52)	1.93	2.33	(17)
Net earnings (loss)	(11,287)	(8,986)	26	14,393	30,785	(53)
Per Trust Unit (3)	(0.09)	(0.08)	13	0.12	0.28	(57)
Cash distributions	18,810	33,885	(44)	75,838	133,921	(43)
Per Trust Unit (4)	0.15	0.30	(50)	0.64	1.20	(47)
Payout ratio (%) (2)	47.7	55.1	(13)	32.8	48.6	(33)
Total assets	1,065,305	1,105,689	(4)	1,065,305	1,105,689	(4)
Net bank and other debt outstanding (2) (5)	270,843	284,835	(5)	270,843	284,835	(5)
Convertible debentures, measured at principal amount	230,168	236,034	(2)	230,168	236,034	(2)
Total net debt (2) (5)	501,011	520,869	(4)	501,011	520,869	(4)
Unitholders’ equity	253,789	257,426	(1)	253,879	257,426	(1)
Capital expenditures
Exploration and development	10,107	28,329	(64)	68,171	126,091	(46)
Acquisitions, net of dispositions	(10,016)	(2,143)	367	103,885	(18,514)	661
Other	377	927	(59)	649	1,588	(59)
Net capital expenditures	468	27,113	(98)	172,705	109,165	58
TRUST UNITS OUTSTANDING (thousands)
End of period	126,224	112,968	12	126,224	112,968	12
Weighted average	125,064	112,865	11	118,181	111,473	6
Diluted	126,149	112,865	12	119,266	112,823	6
March 1, 2010	127,773			127,773

FINANCIAL AND OPERATING HIGHLIGHTS CONTINUED	Three Months Ended December 31			Year Ended December 31
	2009	2008	% change	2009	2008	% change
OPERATING
Production
Total (Bcfe) (6)	13.4	15.9	(16)	57.5	66.7	(14)
Average daily (MMcfe/d) (6)	145.9	173.1	(16)	157.7	182.2	(13)
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.17	1.53	(24)	1.33	1.63	(18)
Gas over bitumen deemed production (MMcf/d) (7)	24.6	18.1	36	19.9	19.2	4
Average daily (actual and deemed – MMcfe/d) (6) (7)	170.5	191.2	(11)	177.6	201.4	(12)
Per Trust Unit (cubic feet equivalent/d/Unit) (3)	1.36	1.69	(20)	1.50	1.81	(17)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (8)	4.27	6.84	(38)	4.26	8.19	(48)
Including financial hedging and physical forward sales (8)	5.87	7.61	(23)	7.27	8.18	(11)
RESERVES (Bcfe)
Company interest – proved (9)(10)	244.4	263.6	(7)	244.4	263.6	(7)
Company interest - proved and probable (9) (10) (11)	471.6	487.1	(3)	471.6	487.1	(3)
Per Trust Unit (Mcfe/Unit) (12)	3.74	4.31	(13)	3.74	4.31	(13)
Estimated present value before tax ($ millions) (11)
Proved	834.6	1,011.4	(17)	834.6	1,011.4	(17)
Proved and probable	1,387.3	1,642.2	(16)	1,387.3	1,642.2	(16)
LAND (thousands of net acres)
Total land holdings	3,759	3,801	(1)	3,759	3,801	(1)
Undeveloped land holdings	2,093	2,106	(1)	2,093	2,106	(1)
DRILLING (wells drilled gross/net)
Gas	7/6.5	24/23.6	(71)/(72)	50/40.2	91/75.4	(45)/(47)
Oil	2/2.0	-/-	-/-	2/2.0	-/-	-/-
Dry	-/-	-/-	/-	-/-	2/1.6	-/-
Total	9/8.5	24/23.6	(71)/(72)	52/42.2	93/77.0	(44)/(45)
Success Rate	100/100	100/100	-/-	100/100	98/98	2/2

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

This is a non-GAAP measure; please refer to “Significant accounting policies and non-GAAP measures” included in the MD&A.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Net debt is measured as at the end of the period and includes net working capital (deficiency), excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Total net debt includes convertible debentures, measured at principal amount.

(6)

Production amounts are based on the Trust’s interest before deduction of royalties.

(7)

Deemed production describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen (“GOB”) financial solution received monthly from the Alberta Crown as a reduction of other royalties payable.

(8)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(9)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument 51-101. See “Reserves” included in the MD&A.

(10)

Reserves are presented on a company interest basis, including working interest and royalty interest volumes but before royalty burdens. Royalty interest volumes totaled 2.3 Bcfe on a proved and probable basis in 2009 (2008 – 3.3 Bcfe).

(11)

Discounted at five percent using consultant’s forecast pricing. Reserves at various other discount rates are located in the “Reserves” section of the MD&A. Includes gas over bitumen royalty adjustments (2009 - $109.9 million, 2008 - $70.5 million) related to the financial solution described in Note 7 above and estimated probable gas over bitumen shut-in reserves (2009 – 45.8 Bcf and $55.3 million, 2008 – 26.6 Bcf and $78.3 million). Estimated present value amounts should not be taken to represent an estimate of fair market value.

(12)

Based on Trust Units outstanding at period end.

2010 OUTLOOK AND SENSITIVITIES

Approximately $32 million will have been expended on exploration and development activities by the end of the first quarter with positive results thus far, generating approximately 15 to 17 MMcfe/d of production which is expected to come onstream by early April.

PET was active in the Carrot Creek area during the winter season, drilling six gross (5.2 net) vertical wells targeting tight gas sands.  All six wells have been cased, for a 100 percent success rate.  Three of the wells have been completed with final test rates of 800 Mcf/d, 2,200 Mcf/d and 4,000 Mcf/d plus associated liquids of approximately 30 to 40 bbls per MMcf/d.  The remaining three wells are currently undergoing or awaiting completion operations, and five of the six wells are expected to be on production prior to breakup.

Also in the Carrot Creek/Pembina area, a non-operated horizontal oil well (0.5 net) is currently being drilled targeting the Cardium formation, with completion results expected by the end of March. Warm winter weather and an early spring break-up may delay the completion to the second quarter of 2010.   PET is also preparing to drill two horizontal Cardium oil wells immediately after breakup.  Should the results of this activity be consistent with the positive industry results on neighboring acreage, PET will review its 2010 capital budget and may incorporate an extensive multiwell pad development program at Carrot Creek in the fourth quarter of 2010.

In the Elmworth area, PET and its partner are preparing to drill three horizontal (1.5 net) Montney gas wells, with the first well expected to spud in July 2010. PET will be carried for its 50 percent share of the capital costs for these three wells.

The Trust has increased its focus on growth opportunities in 2010, with plans in place to exploit several of its opportunities in the Montney formation at Elmworth, the Cardium formation at Carrot Creek and Pembina, the shallow Colorado and Viking shale gas play in east central Alberta and two heavy oil opportunities in northeast Alberta. With success in these resource plays, PET is evolving its sustainable distribution model that balances short term cash returns to its Unitholders and long term value creation through capital reinvestment to incorporate a component of repeatable growth.

PET also closed an acquisition of natural gas assets in the Southern district in January 2010 for total proceeds of approximately $17.5 million, including a $1.8 million deposit paid in 2009, which is expected to add 4 MMcfe/d to the Trust’s annual average production volumes. In addition, PET has spent approximately $11 million on further delineation and evaluation of the Trust’s gas storage project at Warwick.

PET continued to supplement its gas price risk management program in 2010, including the crystallization of approximately $57 million in gains in respect of the Trust’s March to October 2010 hedging portfolio in February and March of 2010. The hedge price on the crystallized volumes for the April to October 2010 period was immediately reset to $4.55 per GJ. For April through December 2010 PET has an average of 86 MMcf/d of natural gas production hedged at an average price of $5.59 per Mcf. For January 2011 through October 2011 PET has an average of 46 MMcf/d of gas production hedged at an average price of $7.55 per Mcf.

At current AECO average settled and forward prices of $4.64 per GJ for 2010 the Trust estimates 2010 cash flow of $170 to $180 million. PET has a proactive gas price risk management strategy in place that has resulted in downside protection to this cash flow with financial instruments in place to manage gas price risk for over 50 percent of its 2010 forecast sales and gas over bitumen deemed production volumes.  Incorporating PET’s current hedging portfolio and forward natural gas prices into the Trust’s production, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 40 to 45 percent for 2010. The current monthly distribution level and planned $80 million exploration and development expenditure program can be funded completely through funds flow, with the additional $10 to $20 million of forecast cash flow directed to reduce bank debt or to increase capital spending on PET’s Cardium tight oil play in the Pembina area of west central Alberta. In addition, PET anticipates approximately $40 million in DRIP proceeds for 2010 will further reduce bank indebtedness by year end 2010, assuming participation in the Trust’s DRIP and Premium DRIP programs continues at the current level of approximately 60 percent.

The following table shows PET’s estimate of key measures for 2010 based on its hedging portfolio, production levels and the Trust’s estimated exploration and development capital expenditures and targeted results for full year 2010 under several different full year 2010 AECO gas price assumptions.

	Average full year AECO monthly index gas price ($/GJ) (3)
Funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	151	151	151
Realized gas price ($/Mcfe)	6.32	6.84	7.36
Funds flow (1) ($ millions)	165	185	201
Per Trust Unit (1) ($/Unit/month)	0.109	0.122	0.132
Payout ratio (1) (4) (%)	46	41	38
Ending net debt ($ millions)	469	448	433
Ending net debt to funds flow ratio (2) (times)	2.8	2.4	2.2

(1)

These are non-GAAP terms; please refer to “Significant accounting policies and non-GAAP measures” in this MD&A.

(2)

Calculated as ending net debt (including convertible debentures) divided by annualized funds flow.

(3)

Average AECO settled and forward price for 2010 as at March 8, 2010 was $4.64 per GJ.

(4)

Estimated payout ratio assumes a distribution rate of $0.05 per month per Trust Unit for January through December 2010.

Below is a table that shows sensitivities of PET’s 2010 estimated funds flow to operational changes and changes in the business environment:

		Impact on funds flow per Trust Unit
Funds flow sensitivity analysis ($ per Trust Unit)	Change	Annual	Monthly
Business Environment
Natural gas price at AECO	$0.25 per Mcf	0.033	0.003
Interest rate on debt	1%	0.021	0.002
Operational
Production volume	5 MMcfe/d	0.071	0.006
Operating costs	$0.10 per Mcfe	0.043	0.004
Cash general and administrative expenses	$0.10 per Mcfe	0.043	0.004

The Trust’s outlook and sensitivities assume operating costs of $2.00 per Mcfe, cash general and administrative expenses of $0.60  per Mcfe, an interest rate on bank debt of 3.8 percent and incorporate the Trust’s financial and physical forward sales portfolio at March 8, 2010. Cash general and administrative expenses are equal to general and administrative expenses before Trust Unit-based compensation.

Forward Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and including the information contained under the headings “Conversion to Corporation” and "2010 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws.  The forward looking information includes, without limitation, statements regarding the timing of and approvals required for conversion to a corporation; the anticipated benefits of the proposed corporate conversion; the anticipated dividend payment and amount thereof contemplated to be paid upon completion of the proposed corporate conversion; as well as tax treatment thereof; the anticipated efficiency of operating under a corporate structure; the timing and delivery of the information circular proxy statement and holding of the Unitholder meeting and Unitholder, regulatory and court approval of the proposed corporate conversion; expected access to capital markets; forecast production, operations, funds flows, and timing thereof; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; use of DRIP proceeds; planned drilling and development and the results thereof; estimated payout ratios, estimated ending net debt; marketing and transportation; reserve estimates; and estimated funds flow sensitivity.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN”, “PMT.DB.A”, “PMT.DB.C” and “PMT.DB.D”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 5 Avenue SW Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor